April 4, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark P. Shuman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabre Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed April 3, 2014
File No. 333-193438

Dear Mr. Shuman:

On behalf of our client, Sabre Corporation (the “Company”), set forth below is information to supplement the Company’s prior responses to comment 32 of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated February 14, 2014 (the “February 14 Comment Letter”), with respect to the above Registration Statement on Form S-1 filed on January 21, 2014 (the “Registration Statement”).

The Company has filed today Amendment No. 6 (“Amendment No. 6”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 6.

Mr. Mark P. Shuman

Securities and Exchange Commission

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s supplemental response. Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 6.

Note 19. Earnings Per Share, page F-87 (from the February 14 Comment Letter)

32.	We note your disclosure on page 51 that you will use a portion of the proceeds to repay outstanding indebtedness. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Pro forma net loss per share

The Company supplementally advises the Staff that it has updated the relevant disclosures to provide pro forma net loss per share information.

The numerator, pro forma net loss from continuing operations available to common shareholders, utilized in the calculation of net loss per share is prepared as if the redemption of the preferred stock and the debt repayment occurred on January 1, 2013. The calculation removes:

•	the accrual of dividends on redeemable preferred stock to be redeemed using a combination of cash proceeds from this offering and common stock issued concurrent with this offering; and

•	interest expense, net of tax, incurred on the outstanding debt to be repaid using proceeds of this offering.

Material non-recurring items incurred such as the $17 million, net of tax, debt prepayment fee, stock compensation expense associated with stock options that vest upon the closing of this offering of $2 million, net of tax, and the $21 million fee to be paid to TPG and Silver Lake at the closing of this offering are excluded from the numerator calculation as these items are considered non-recurring costs and charges precluded from the calculation by Section 210.11.02 (b)(5) of Regulation S-X. These items are disclosed on page F-72 of the Registration Statement and labeled as excluded from the calculation.

The denominator, basic and diluted weighted-average number of shares outstanding, is based upon historical weighted average shares outstanding for the period adjusted for shares issued in conjunction with (i) the share settled portion of the preferred stock redemption, (ii) the offering to the extent the proceeds are utilized for the debt repayment, the cash settled portion of the preferred stock redemption and payment of the offering expenses and (iii) the offering proceeds utilized to pay the $21 million fee, in the

Mr. Mark P. Shuman

Securities and Exchange Commission

aggregate, payable to TPG and Silver Lake in connection with this offering, which the Company believes should be treated as a dividend in accordance with SAB Topic 1B(3).

Pro forma balance sheet

The Company has also revised its disclosure to provide a pro forma balance sheet. The pro forma balance sheet has been prepared as if the transactions occurred on December 31, 2013 and includes transactions that are directly attributable to this offering and are factually supportable. The Company has included items that have a continuing impact and are nonrecurring as required by Section 210.11.02 (b)(6) of Regulation S-X.

The pro forma balance sheet includes adjustments for the following items:

1.	redemption of preferred stock as of December 31, 2013 of $635 million with net proceeds from this offering of $235 million and common stock;

2.	repayment of indebtedness of $500 million, considering the impact of debt issuance costs and original issue discount and premium, as applicable, totaling $2 million net of tax, and a prepayment fee of $17 million, net of tax;

3.	an increase in liabilities and reduction in additional paid in capital of $330 million in respect of the tax receivable agreement which will be executed concurrent with the IPO;

4.	$53 million of proceeds used for the underwriting discount and estimated offering expenses;

5.	$21 million of proceeds, in the aggregate, used for the payment of a fee to TPG and Silver Lake in connection with this offering; and

6.	an adjustment to retained deficit for stock compensation expense of $2 million, net of tax, for performance based stock options that vest upon the closing of this offering.

The Company has excluded from its pro forma disclosures proceeds from this offering expected to be used for interest due on the debt to be repaid and to pay preferred stock dividends that will accrue after the balance sheet date of December 31, 2013.

*        *        *

Mr. Mark P. Shuman

Securities and Exchange Commission

Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2556 or David Lopez at (212) 225-2632.

Very truly yours,

/s/ Pamela L. Marcogliese

Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP

cc:	Melissa Walsh
Stephen Krikorian
Matthew Crispino
Securities and Exchange Commission

Sterling L. Miller
Sabre Corporation

David Lopez
Cleary Gottlieb Steen & Hamilton LLP

Craig E. Marcus
Ropes & Gray LLP